

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Mark A. Cole
Chief Executive Officer
The Docs, Inc.
5235 S. Durango Dr., Suite 103
Las Vegas, NV 89113

> **Re: The Docs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2021**
> **File No. 333-252720**

Dear Mr. Cole:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Our Company, page 4

1.   We note your revisions in response to prior comment 5. However, we continue to note disclosure that indicates your corporation may intend to engage in the practice of medicine. For example, we note your disclosure on page 47 that you will "[o]ffer medical services to patients in Southern Nevada," and your disclosure on page 37 that "[p]hysician services revenue is derived principally from the provision of physician services to patients we will serve, and primarily consists of fee for service revenue from third-party payors." Please provide us with a detailed legal analysis as to whether a corporation organized under Chapter 78 of the Nevada general corporation law may engage in the practice of medicine for profit, and whether such corporation may have public shareholders, as

contemplated by your public offering. In your response, please cite any legal authority on which you have relied for your conclusions.

Prospectus Summary, page 4

2. We note your response to prior comment 4 and reissue in part. Please highlight the disparate voting rights of your Preferred Stock in your prospectus summary section.

Company Overview, page 33

3. We note your response to prior comment 11 and reissue in part. Please clarify what you mean when you discuss your "base of health systems customers."

Management's Discussion and Analysis or Plan of Operations, page 46

4. Please respond to prior comment 15.

5. Please provide a discussion of your results of operations for each period presented as compared to the corresponding prior periods. See Item 303 of Regulation S-K.

Management and Director Experience, page 49

6. We note your response to prior comment 17 and reissue. It appears you still have not made the requested changes. For example, it appears you did not revise the Management and Director Experience section. Please revise to provide the disclosure required by Item 401(e) of Regulation S-K.

Exhibits, page II-4

7. We note your response to prior comment 21 and reissue in part. Please provide an active hyperlink for each exhibit filed with the registration statement.

Mark A. Cole
The Docs, Inc.
October 25, 2021
Page 3

       You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

                                               Sincerely,

                                             Division of Corporation Finance
                                             Office of Life Sciences

cc: Thomas C. Cook, Esq.